UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Atlas Technology Group, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

89601T300

(CUSIP Number)

Linda Schuman

West Coast Asset Management, Inc.

2151 Alessandro Drive #100

Ventura, CA 93001

(805)-653-5333

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

07/11/2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89601T300

1	NAME OF REPORTING PERSON

West Coast Asset Management, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	CA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON
WITH	_13,000,000______________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
13,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D

CUSIP No. 89601T300

1	NAME OF REPORTING PERSON

West Coast Opportunity Fund LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DE

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON
WITH	13,000,000
_______________________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
13,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON
OO

.

SCHEDULE 13D

CUSIP No. 89601T300

1	NAME OF REPORTING PERSON

Paul J. Orfalea

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON
WITH	__13,000,000_____________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
13,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 89601T300

1	NAME OF REPORTING PERSON

Lance W. Helfert

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	USA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON
WITH	__13,000,000_____________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
13,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 89601T300

1	NAME OF REPORTING PERSON

R. Atticus Lowe

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [	]
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	USA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON
WITH	__13,000,000_____________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
13,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the common stock, par value $.0004 per share (“Common Stock”) of Atlas Technology, Inc., formerly called Tribeworks, Inc. (the “Issuer”). The principal executive office of the issuer is at 2001 152nd Ave. NE, Redmond, Washington 98052

Item 2. Identity and Background

This statement is being filed by West Coast Opportunity Fund LLC (“WCOF”), West Coast Asset Management, Inc. (“WCAM”), which is the managing member of WCOF, and the members of the Investment Committee of WCAM: Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe (collectively, the “Reporting Persons”).

The office of the principal business office of each of the reporting persons is 2151 Alessandro Drive #100,Ventura, CA 93001.

The principal business of WCOF is to operate as a privately held investment fund. WCAM is a registered investment adviser and its principal business is to serve as the managing member of WCOF and investment adviser to high net worth individuals, institutions and charitable foundations. The principal business of each of the reporting persons who are natural persons is to serve on the Investment Committee of WCAM.

During the five years prior to the date hereof, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WCAM is a corporation organized under the laws of California. WCOF is a limited liability company organized under the laws of Delaware. Messrs. Orfalea, Helfert and Lowe are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the acquisition of two senior secured non-convertible promissory notes of the Issuer in the aggregate amount of $5,000,000 ( the “Notes”) on June 15 and July 11, 2007, as detailed in Item 1.01 of the Issuer’s Current Reports on Form 8-K filed June 15 and July 11, 2007, WCOF acquired 6,500,000 shares of Common Stock and Warrants to acquire an additional 6,500,000 shares of Common Stock (collectively, the “Securities”). The Warrants are exercisable for a period of five years at a price of $2.60 per share. The Issuer is also permitted to force the exercise of the Warrants if the Common Stock closes at a price above $10.00 per share for 20 out of 30 days, certain trading volume requirements are satisfied and the resale of the Common Stock underlying the warrants has been registered with the Securities and Exchange Commission.

No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4. Purpose of Transaction.

The Securities were acquired for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional Securities of the Issuer. Except as set forth pursuant to the agreements described in Item 6 below, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) WCOF is the record owner of the Securities. As the sole managing member partner of WCOF, WCAM may be deemed to own beneficially the Securities. As the individual members of the Investment Committee of WCAM, each of the Messrs. Orfalea, Helfert and Lowe also may be deemed to own beneficially the Securities. Assuming the exercise of all of the Warrants, the Reporting Persons may be deemed to own beneficially 32.8% of the 39,531,805 shares of the Issuer’s Common Stock that would be outstanding according to the representations by the Issuer. Each of the Reporting Persons, except WCOF, disclaims beneficial ownership of the Securities except to the extent of their pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
0 shares for each of the Reporting Persons.
(ii) shared power to vote or to direct the vote:
13,000,000 shares for each Reporting Person.
(iii) sole power to dispose or to direct the disposition:
0 shares for each of the Reporting Persons.
(iv) shared power to dispose or to direct the disposition:

13,000,000 shares for each Reporting Person.

(c) Except as set forth in Item 3 above, none of the Reporting Person has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Securities beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Issuer has entered into a registration rights agreement with WCOF (the “Registration Rights Agreement”) requiring the Issuer to register the resale of the shares of Common Stock and the resale of the shares underlying the Warrants (the “Registrable Securities”) issued to WCOF under the Securities Act of 1933. Pursuant to the terms of the Registration Rights Agreement, the Issuer must file a registration statement to register the Registrable Securities with the SEC within ninety (90) days of June 15, 2007. In addition, the registration statement must be declared effective by the SEC no later than one hundred-fifty (150) days after June 15, 2007. In the event that the registration statement is not filed within ninety days of June 15, 2007 or the effectiveness of the registration statement is not maintained, the Issuer is obligated to pay to WCOF certain delay payments described in the Registration Rights Agreement.

Members of the Issuer’s management team and certain of its stockholders executed a lock-up agreement with WCOF that prohibits them from selling any of their holdings of Common Stock until ninety (90) days following the repayment of the Notes.

Item 7. Material to be Filed as Exhibits.

The foregoing description of the Registration Rights Agreement, the Warrants and the Lock-Up Agreement are qualified in their entirety by reference to the Registration Rights Agreement, the Warrants and the Lock-up Agreement, copies of which are filed as Exhibits 10.6, 10.7 and 10.8 respectively, to the Issuer’s Current Report on Form 8-K filed June 19, 2007 and such Exhibits are incorporated herein by reference.

The following exhibits are filed herewith:

Exhibit 1 - Agreement regarding filing of joint Schedule 13D.
Exhibit 2 - Power of Attorney regarding Schedule 13D filings.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2007

West Coast Asset Management, Inc.
By:______*_____________ Lance W. Helfert Its President

West Coast Opportunity Fund LLC
By:_______*____________ Lance W. Helfert, President of Its Managing Member

______*_______
Paul J. Orfalea

______*_______
Lance W. Helfert

______*_______
R. Atticus Lowe

*/s/Linda Schuman
Linda Schuman
As attorney-in-fact

This Schedule 13D was executed by on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Atlas Technology Group, Inc.

EXECUTED this 10th day of August, 2007.

West Coast Asset Management, Inc.
By:________*____________ Lance W. Helfert Its: President

West Coast Opportunity Fund LLC By:________*____________
Lance W. Helfert, President of its Managing Member

___________*____________
Paul J. Orfalea

___________*_____________
Lance W. Helfert

/s/ R. Atticus Lowe
R. Atticus Lowe

*/s/Linda Schuman
Linda Schuman
As attorney-in-fact

This Joint Filing Agreement was executed by on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitute and appoint Linda Schuman, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: July 24, 2007	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: July 24, 2007	/s/ Lance W. Helfert
Lance W. Helfert

Dated: July 24, 2007	/s/ R. Atticus Lowe
R. Atticus Lowe